Exhibit (c)(11)

Confidential

Trading Update

($ in millions, except per share data)

Proposal Summary (Notional Value)

	Unaffected (6/29)	Today (6/30)
Exchange Ratio	**0.58x**	**0.58x**
LBRD Series C Share Price	$124.98	$123.96
Implied GLIB Series A Offer Price	$72.49	$71.90
Implied GLIB Series A Purchase Premium (%)	*8.1%*	*1.1%*
Implied GLIB Series A FDSO[1]	102.0	102.0
Implied GLIB Purchase Price for GLIB Series A Shares	**$7,392**	**$7,332**
LBRD Series B Share Price	$124.00	$124.00
Implied GLIB Series B Offer Price	$71.92	$71.92
Implied GLIB Series B Purchase Premium (%)	*7.2%*	*(1.2%)*
Implied GLIB Series B FDSO[2]	4.8	4.8
Implied GLIB Purchase Price for GLIB Series B Shares	**$342**	**$342**
Implied GLIB Purchase Price	**$7,735**	**$7,674**
Net Debt (3/31/20)[3]	**$3,141**	**$3,141**
Total Enterprise Value	**$10,875**	**$10,815**

Share Price Reaction (6/30/20)



(0.8%)
0.0%
6.1%
8.5%
0.2%
1.5%
LBRD Series C
LBRD Series B
GLIB Series A
GLIB Series B
Charter
S&P 500

	LBRD Series C	LBRD Series B	GLIB Series A	GLIB Series B	Charter	S&P 500
Unaffected (6/29)	$124.98	$124.00	$67.05	$67.10	$509.22	3,053.24
Today (6/30)	$123.96	$124.00	$71.12	$72.80	$510.04	3,100.29
Volume Today (in thousands)	2,760	0[4]	2,722	0	1,256	NA
30-day ADTV (in thousands)	776	0	541	0	1,149	NA

Source: Factset
Note: Voting interest assumes exercise of all stock options by Liberty Management
1. Calculated using treasury stock method with implied GLIB Series A offer price
2. Calculated using treasury stock method with implied GLIB Series B offer price
3. Includes the 1.75% exchangeable senior debentures valued on a trading value basis as of 6/29/20; book value as of 3/31/20 of $477mm
4. No trading volume reported on 6/30/20

EVERCORE